UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Cambium Learning Group, Inc.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

13201A107

(CUSIP Number of Class of Securities (Underlying Common Stock))

John Campbell

Chief Executive Officer

Cambium Learning Group, Inc.

17855 North Dallas Parkway, Suite 400

Dallas, Texas 75287

(214) 932-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven E. Siesser, Esq.

Peter H. Ehrenberg, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 272-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,090,501	$148.75

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. The new options have an estimated value of $1,090,501 calculated using the Black-Scholes method based on a price per share of common stock of $1.34, the average of the high and low prices of the Issuer’s common stock as reported on The NASDAQ Capital Market on June 21, 2013.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $148.75	Filing Party: Cambium Learning Group, Inc.
Form or Registration No.: 005-85132	Date Filed: June 24, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

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SCHEDULE TO

(AMENDMENT NO. 2)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2013 by Cambium Learning Group, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Schedule TO filed on July 8, 2013 (as amended, the “Schedule TO”), in connection with the offer by the Company to eligible optionholders to exchange certain outstanding options to purchase shares of the Company’s common stock previously granted under the Cambium Learning Group, Inc. 2009 Equity Incentive Plan (the “Plan”) for the grant under the Plan of new stock options with expected lower exercise prices (the “Exchange Offer”). This Amendment is filed for the purpose of reporting the results of the Exchange Offer.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following sentences:

The Exchange Offer expired at 5:00 p.m., Eastern Time, on July 30, 2013. A total of 40 eligible optionholders participated in the Exchange Offer. Pursuant to the Exchange Offer, the Company accepted for exchange eligible options to purchase an aggregate of 1,757,500 shares of the Company’s common stock, representing 100% of the total shares of the Company’s common stock underlying the eligible options. In accordance with the terms and conditions of the exchange offer, on July 30, 2013, the Company granted new options to purchase an aggregate of 1,927,500 shares of the Company’s common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option was $1.30, which represents the last reported sale price per share of the Company’s common stock, as reported on The NASDAQ Capital Market, on July 30, 2013, the expiration date of the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CAMBIUM LEARNING GROUP, INC.

By:	/s/ JOHN CAMPBELL
Name:	John Campbell
Title:	Chief Executive Officer

Date: July 31, 2013